

Mail Stop 3561

August 20, 2009

Xinyu Peng
China Recycling Energy Corporation
Suite 909, Tower B, Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi An City, Shan Xi Province, China 710068

   Re: **China Recycling Energy Corporation**
       Item 4.01 Form 8-K
       Filed August 18, 2009
       File No. 0-12536

Dear Xinyu Peng:

   We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 8-K Filed August 18, 2009</u>

1. Please state whether Deloitte resigned, declined to stand for re-election or was dismissed and the date thereof. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

2. Please clarify your description of the nature of the disagreements with Deloitte as required by item (A) of paragraph (a)(1)(iv) of Item 304 of Regulation S-K. For example, describe the actual disagreement in accounting for the transactions including the positions taken by Deloitte and management.

Xinyu Peng
China Recycling Energy Corporation
August 20, 2009
Page 2

3.   We note that the Board of Directors approved the engagement of GPKM on August 13, 2009. Please disclose the date that you actually engaged GPKM. Otherwise, please acknowledge your obligation to file a current report on Form 8-K and provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K when you engage a new independent accountant.

4.   Please file an updated letter from Deloitte stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant